Filed by GigCapital5, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: QT Imaging, Inc.
SEC File No.: 333-269760
Date: August 1, 2023

August 1, 2023

Dear Shareholders:

MERGER UPDATE— As you are aware, we are currently pursuing a proposed Business Combination opportunity with GigCapital5, Inc. (“GigCapital5”), which was previously announced in a December 12, 2022 press release. The latest GigCapital5 Form S-4 registration statement filed with the Securities and Exchange Commission (“SEC”) related to the proposed Business Combination can be found in this link:
https://www.sec.gov/ix?doc=/Archives/edgar/data/1844505/000119312523162542/d452006ds4a.htm.

We are working on the key next steps to consummate the proposed Business Combination, including finalization of the registration statement on Form S-4, including a discussion of the financing that is discussed below, and having the SEC declare it effective so it can then be sent to you and the stockholders of GigCapital5 to vote for and approve the proposed Business Combination. We still hope to complete all of these tasks in the next 2 months.

FINANCING UPDATE— On July 27, 2023, QT Imaging and GigCapital5 entered into a non-binding term sheet (the “Term Sheet”) with Yorkville Advisors Global, LP (“Yorkville”) with respect to a proposed committed equity facility (the “Facility”). The availability of the Facility is subject to the negotiation and execution of a mutually acceptable purchase agreement and a related registration rights agreement, which will together document the terms of the Facility (the “Definitive Agreements”). The Term Sheet contemplates that, pursuant to the Definitive Agreements, subject to certain limitations and conditions, including the filing and effectiveness of a registration statement registering the resale by Yorkville of the shares of common stock of QT Imaging Holdings, Inc., a new corporate name of QT Imaging following the consummation of the Business Combination (“QTI Holdings”), which may be issued to it under the Facility, Yorkville would commit to purchase up to $50 million of shares of common stock of QTI Holdings, which may be sold by QTI Holdings in its discretion from time to time by written notice to Yorkville over a 36-month period. The shares would be purchased at 97.0% of the Market Price, which is the lowest VWAP (the daily volume weighted average price of QTI Holding’s common stock for the applicable date during regular trading hours) in each of the three consecutive trading days commencing on the trading day following the submission of a notice for advance to Yorkville.

In addition, as part of the Facility, the Term Sheet stipulates that QTI Holdings is eligible and will receive, subject to customary conditions articulated in the Definitive Agreements, pre-advance loans (each, a “Pre-Advance Loan”) from Yorkville, in the aggregate not to exceed $10,000,000, with $5,000,000 to be paid at the closing of the Business Combination and $5,000,000 upon the effectiveness of a registration statement. Pre-Advance Loans may be repaid with cash or in shares of common stock if the holder elects to convert the promissory note issued in connection with such Pre-Advance Loan. Advances under the Facility would not otherwise be able to be made until the Pre-Advance Loans are repaid and a registration statement is effective. In connection with the execution of the Definitive Agreements, QTI Holdings will have to pay within five business days of the closing of the Business Combination a commitment fee in shares of common stock of QTI Holdings equivalent to $375,000 as consideration for Yorkville’s irrevocable commitment to purchase the shares of common stock of QTI Holdings.

The Term Sheet is non-binding, and there can be no guarantee that the Definitive Agreements will be executed, and the Facility consummated on the terms contemplated by the Term Sheet, or at all.

ADMINISTRATIVE UPDATE— We are currently unable to provide information or estimates on the value of your QT Imaging shares, or the number of shares of the combined company that you will receive when the proposed Business Combination is consummated. Pursuant to SEC rules, we also cannot provide individual shareholders with any additional information that is not part of the publicly available registration statement on Form S-4.

As such, we ask that you please do not call or e-mail us to ask questions about your personal holdings. Should you have questions regarding your shares of QT Imaging, please consult your accountant, financial advisor, or attorney. As previously conveyed, Shareworks is no longer our equity tracking platform. When the time comes, you will receive information about your holdings and next steps from a transfer agent via the email address we have on file for you.

We are happy to bring these latest developments to your attention and look forward to keeping you abreast of future developments.

Sincerely,

John C. Klock, MD; CEO and CMO; on behalf of the Board of Directors

About QT Imaging

QT Imaging is a vertically integrated medical imaging company in the business of manufacturing ultra-low frequency transmitted sound imaging systems for breast and body imaging. QT Imaging’s FDA-cleared breast scanner is deployed in three US and two foreign locations. QT Imaging is entering a commercial growth phase and is in final stages of combining with GigCapital5, Inc. (“GigCapital5”) (Nasdaq: GIA) to go public in the second half of 2023. The GigCapital5 joint Proxy Statement/prospectus and the Registration Statement in which these are contained, and other reports can be obtained, without charge, at the SEC’s web site (http://www.sec.gov). QT Imaging would use the proceeds of the merger to further expand its commercial activities.

About GigCapital5

GigCapital5 is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination with one or more businesses or entities. While GigCapital5’s efforts to identify a target business may span many industries, the focus of GigCapital5’s search is for prospects within the technology, media and telecommunications, aerospace and defense, advanced medical equipment, intelligent automation and sustainable industries. GigCapital5 was sponsored by GigAcquisitions5, LLC, which was founded by GigFounders, LLC, each a member entity of GigCapital Global, and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses.

On December 8, 2022, GigCapital5 entered into a Business Combination Agreement (the “Business Combination Agreement”) with QT Imaging and QTI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GigCapital5 (“Merger Sub” and the transactions contemplated by the Business Combination Agreement, the “Business Combination”). Pursuant to the terms of the Business Combination Agreement, Merger Sub will merge with and into QT Imaging (the “Merger”), with QT Imaging as the surviving company in the Merger (the “Surviving Corporation”), and after giving effect to the Merger, the Surviving Corporation will be a wholly owned subsidiary of GigCapital5, which will be renamed as QT Imaging Holdings, Inc.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of GigCapital5 and QT Imaging may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events.

Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations of the management of QT Imaging with respect to the business and prospects of QT Imaging and the QTscan® and other products of QT Imaging, the benefits of the proposed Business Combination, the plans, expectations and intentions of QT Imaging and GigCapital5, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination and the future performance of QT Imaging, including the anticipated impact of the proposed Business Combination on this performance, and the entry into the Definitive Agreements for the Facility with Yorkville and the utilization of such Facility. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of GigCapital5 and QT Imaging and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of GigCapital5, QT Imaging and QTI Holdings to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed Business Combination and the Business Combination Agreement; (3) the inability to complete the proposed Business Combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the Proxy Statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect QTI Holdings or the expected benefits of the proposed Business Combination or due to failure to obtain approval of the stockholders of GigCapital5 and QT Imaging or other conditions to closing; (4) the amount of redemption requests made by GigCapital5’s stockholders; (5) the impact of the COVID-19 pandemic on (x) the parties’ ability to consummate the proposed Business Combination and (y) the business of QT Imaging and QTI Holdings; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed Business Combination; (7) the inability to obtain or maintain the listing of QTI Holdings’ common stock on the Nasdaq Capital Market or any other Exchange following the proposed Business Combination; (8) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (9) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of QTI Holdings to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed Business Combination; (11) changes in applicable laws or regulations; (12) the demand for QT Imaging’s and QTI Holdings’ services together with the possibility that QT Imaging or QTI Holdings may be adversely affected by other economic, business, and/or competitive factors; (13) risks and uncertainties related to QT Imaging’s business, including, but not limited to, the ability of QT Imaging to increase sales of its output products in accordance with its plan; (14) risks related to the rollout of QT Imaging’s business and the timing of expected business milestones; (15) the effects of competition on QT Imaging’s business; (16) changes in domestic and foreign business, market, financial, political, and legal conditions; and (17) other risks and uncertainties included in (x) the “Risk Factors” sections of the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC by GigCapital5 and (y) other documents filed or to be filed with the SEC by GigCapital5. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. GigCapital5 and QT Imaging do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Additional Information and Where to Find It

In connection with the proposed Business Combinations, GigCapital5 intends to file with the SEC the Registration Statement, which will include a preliminary Proxy Statement to be distributed to holders of GigCapital5’s common stock in connection with GigCapital5’s solicitation of proxies for the vote by GigCapital5’s stockholders with respect to the Business Combination and the other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the stockholders of QT Imaging in connection with the Business Combination. After the Registration Statement has been filed and declared effective, GigCapital will mail a definitive Proxy Statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Proxy Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about GigCapital5, QT Imaging and the proposed Business Combination. Such persons can also read GigCapital5’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K for more information on the security holdings of its officers and directors and their respective interests as security holders in the consummation of the Transactions described in this press release. The Proxy Statement and Registration Statement, once available, and GigCapital5’s other reports can be obtained, without charge, at the SEC’s web site (www.sec.gov) and on GigCapital5’s website at www.gigcapital5.com.

Participants in the Solicitation

GigCapital5, QT Imaging, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of GigCapital5 stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of GigCapital5’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GigCapital5’s stockholders in connection with the proposed business combination will be set forth in the Proxy Statement for the proposed Business Combination when available. Information concerning the interests of GigCapital5’s and QT Imaging’s equity holders and participants in the solicitation, which may, in some cases, be different than those of GigCapital5’s and QT Imaging’s equity holders generally, will be set forth in the Proxy Statement relating to the proposed Business Combination when it becomes available. GigCapital5 stockholders, potential investors and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This press release will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

For more information on QT Imaging, please visit the company’s website at: www.qtimaging.com.

Contacts

QT Imaging, Inc.

John Klock

john.klock@qtimaging.com

For GigCapital5, Inc.

Brian Ruby

brian.ruby@icrinc.com